FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   February  2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

TEVA REPORTS FOURTH QUARTER AND FULL YEAR 2007 RESULTS

COMPANY TO PROVIDE 2008 AND 2009 FINANCIAL OUTLOOK
ON CONFERENCE CALL TODAY AT 8:30 AM ET

TEVA INCREASES QUARTERLY DIVIDEND

Jerusalem, Israel, February 12, 2008 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter and the full year ended December 31, 2007.

Fourth Quarter and Full Year Highlights:

●        Record annual and quarterly net sales of $9.4 billion and $2.6 billion, up 12 percent and 13 percent, respectively.

●        Record annual net income and EPS of $1,952 million and $2.38, respectively.
On a U.S. GAAP basis, 2007 net income and EPS more than tripled.
Compared to adjusted 2006 results, 2007 net income grew 5 percent and EPS grew 3 percent.

●        Quarterly net income and EPS of $570 million and $0.69, respectively.
On a U.S. GAAP basis, quarterly net income and EPS increased 24 percent and 23 percent, respectively.
Compared to adjusted 2006 results, quarterly net income grew 32 percent and EPS grew 30 percent.

●        Full year global in-market sales of Copaxone® increased 21 percent to reach a record $1,713 million.
In-market sales in the U.S. surpassed the $1 billion mark to reach $1,094 million.

Shlomo Yanai, Teva`s President and CEO, commented, "2007 was an outstanding year for Teva - a year in which we achieved record-breaking results across the board, fortified our leadership in key markets, and significantly grew our business."

Mr. Yanai continued, "Surpassing Teva`s unprecedented growth in 2006 posed a major challenge for us going into 2007.  We not only met this challenge but in fact exceeded our own ambitious targets - a clear demonstration of the unique strengths and capabilities that we believe will enable Teva to continue its tradition of continuous, profitable growth and value creation for our shareholders.  We expect the significant momentum that we generated in 2007 to continue throughout 2008, resulting in another excellent year for Teva."

Net sales for the fourth quarter of 2007 increased 13 percent to $2,576 million, compared to $2,277 million in the fourth quarter of 2006.  Net sales for 2007 reached $9.4 billion, an increase of 12 percent over 2006 sales.

On a U.S. GAAP basis, net income for the fourth quarter totaled $570 million, up 24 percent from the fourth quarter in 2006, and fully diluted earnings per share increased 23 percent to $0.69.

On a U.S. GAAP basis, for the full year 2007, net income totaled $1,952 million compared to $546 million in 2006, while fully diluted earnings per share were $2.38 compared to $0.69 per share in 2006.

Net income and EPS for the fourth quarter 2006 are adjusted to eliminate certain tax-related income and other charges in the amount of $27 million.  For the full year 2006, net income and EPS are adjusted to eliminate certain Ivax acquisition-related charges (primarily acquisition of R&D in process) in the amount of $1,321 million.  These as adjusted data are considered non-GAAP financial measures.  Teva believes that excluding these items facilitates investors` understanding of the trends in the Company`s underlying business.  In 2007 no adjustments were made and results are presented only on a GAAP basis.

Comparing 2007 results to adjusted 2006 results, net income for the fourth quarter of 2007 increased 32 percent to $570 million, compared to $433 million for the same period of 2006, and fully diluted earnings per share increased 30 percent to $0.69 from $0.53.

For the full year 2007, comparing 2007 results to adjusted 2006 results, net income reached $1,952 million, up from $1,867 million and reflecting a 5 percent increase, while fully diluted earnings per share were $2.38, up 3 percent from $2.30 in 2006.

Exchange rate differences resulting from the decline in the value of the U.S. dollar contributed approximately 4% to both fourth quarter and full year 2007 sales outside of the U.S. (primarily in Europe and International).  However, our businesses also recorded increased expenses due to these currency movements and, as a result, overall, changes in these exchange rates had a negligible effect on our operating profit and net income.

Quarterly North American pharmaceutical sales (including Copaxone®), which accounted for 59 percent of total pharmaceutical sales, reached $1,435 million, an increase of 15 percent.  Quarterly sales benefited primarily from the launch of Pantoprazole, as well as continued sales of other generic products such as Oxycodone, Amlodipine/Benazapril and Famciclovier.  In addition, sales were positively impacted by the increased sales of respiratory products, as well as higher sales of Copaxone® and Azilect®.

For the full year, pharmaceutical sales in North America reached a record $5,162 million, up 8 percent compared to 2006, despite the fact that in 2006 Teva launched products representing three of the industry's largest marketing exclusivities.  For the full year, sales benefited from similar trends as the fourth quarter with strong generic sales as well as increased sales of respiratory products, Copaxone® and Azilect®.

As of February 7, 2008, Teva had 160 product applications awaiting final FDA approval. Collectively, the brand products covered by these applications had annual U.S. sales of approximately $101 billion.  Teva believes it is the first to file on 49 of these applications relating to products with annual U.S. sales exceeding $40 billion.

Pharmaceutical sales in Europe (including Copaxone®) in the fourth quarter of 2007, which accounted for 25 percent of pharmaceutical sales, totaled $601 million, up 17 percent compared to the fourth quarter of 2006.  The increase in sales is attributable to higher generic sales (primarily in France, Italy, the Netherlands and Spain), as well as increased sales of Copaxone®.

For the full year, pharmaceutical sales in Europe increased 21 percent, reaching $2,245 million.  This increase in sales resulted from strong generics sales throughout the region (primarily in the UK, Italy, France, Spain and Germany), strong respiratory sales (primarily in the UK and France), as well as increased sales of Copaxone®and Azilect®.

During 2007, Teva received in Europe 1,160 generic approvals corresponding to 89 compounds in 206 formulations.  In addition, as of December 31, 2007, Teva had approximately 3,166 marketing authorization applications pending approval in 30 European countries (including the CEE), corresponding to 154 compounds in 310 formulations.  Teva believes that this pipeline provides the opportunity to continue its rapid expansion in this region.

In the fourth quarter, international pharmaceutical sales (including Copaxone®), which accounted for 16 percent of pharmaceutical sales, increased 11 percent in the quarter to $400 million, driven primarily by strong generic sales in the CEE, as well as increased Copaxone® sales in various regions.  Teva generated approximately 6 percent of its total pharmaceutical sales in Latin America, 5 percent in the CEE and 4 percent in Israel.

For the full year, international pharmaceutical sales totaled $1,440 million, up 19 percent compared with 2006.  The increase is attributable primarily to strong generic sales in the CEE and Latin America, as well as increased sales of Copaxone®.  For the full year, Teva generated approximately 6 percent of its total pharmaceutical sales in Latin America, 4 percent in the CEE and 4 percent in Israel.

Global in-market sales of Copaxone® reached $436 million in the fourth quarter of 2007, an increase of 15 percent over the fourth quarter of 2006.  In the U.S., in-market sales increased by 13 percent to reach $269 million, while in-market sales outside the U.S. (primarily in Europe), increased by 19 percent to $166 million.  For the full year 2007, global in-market sales of Copaxone® increased by 21 percent to $1,713 million, with U.S. in-market sales increasing by 19 percent, to reach $1,094 million and non-U.S. sales increasing by 24 percent to $619 million.

The increase in quarterly and annual sales in the U.S. is attributable to both an increase in the number of patients as well as price increases.  In 2007, Copaxone® continued to improve and solidify its leading market position.  The increase in non-U.S. annual sales of Copaxone® was fueled primarily by higher sales in the major European countries (Germany, France, UK, Spain and Italy) as well as in countries such as Russia, Brazil and Turkey.

Azilect® continued to make inroads among the existing products for the treatment of Parkinson's disease in the U.S. and Europe, with global in-market sales in the quarter of $34 million, a 79 percent increase over the comparable year period, while annual sales more than doubled compared to 2006, reaching $120 million.  Azilect® is now available in 29 countries, up from 24 at the end of 2006.

Teva`s global respiratory business recorded $189 million in sales in the fourth quarter of 2007, an 18 percent increase over the comparable quarter in 2006.  Annual sales reached $742 million in 2007, an increase of nearly 50 percent over 2006 sales of $498 million.  This increase was fueled primarily by higher sales of ProAir(TM) in the U.S., as well as increased sales in Europe, primarily in the UK and France.

Total API sales in the fourth quarter reached $463 million, an increase of 65 percent compared to the fourth quarter of 2006.  Internal sales to the pharmaceutical business increased 150 percent, while sales to third parties totaled $140 million, a decrease of 8 percent over the fourth quarter of 2006.  For the full year 2007, total API sales increased 10 percent, reaching $1,460 million.  Internal sales to the pharmaceutical business increased 21 percent, while API sales to third parties totaled $561 million, down 4 percent compared to 2006.  The increase in internal sales reflects the impact of vertically integrated product launched in 2007

Gross profit margin reached 52.3 percent in the fourth quarter of 2007, significantly higher than the 48.4% recorded in the fourth quarter of 2006.  This quarter's gross margins reflects a better product mix, including a significant exclusive product launch in the U.S., as well as products sold under agreements with third parties for which the profit sharing is recorded as a selling and marketing expense.  Gross margins in the fourth quarter were inline with the level of recent quarters, and somewhat higher than the annual gross margin of 51.8%.

Net Research & Development spending in the fourth quarter totaled $168 million or 6.5 percent of sales.  For the full year 2007, net R&D totaled $581 million or 6.2 percent of sales, up from 5.9% in 2006.  Towards the end of the year, Teva began increasing its R&D spending, mainly generic R&D, a decision resulting from the strategic review the Company conducted in 2007.

Selling, General and Administrative (SG&A) expenditures totaled $518 million and $1,901 million for the fourth quarter and full year 2007, respectively.  As percentage of sales, SG&A this quarter reached 20 percent, similar to the rate for the full year 2007, but higher than the annual rate in 2006 of 18.7 percent.  The higher SG&A expenditure in 2007 reflects both higher branded product sales as well as higher sales in branded markets.

The tax rate for the full year 2007 was 17 percent, compared with an adjusted rate of 15 percent for 2006.  Accordingly, the tax rate provided for the fourth quarter reflects 13 percent of pre-tax income, similar to the adjusted tax rate in the comparable quarter last year.

Cash flow generated from operating activities during the fourth quarter of 2007 amounted to $545 million, bringing the total operating cash flow for the year to $1,813 million.  Free cash flow generated in 2007, net of dividends and capital expenditures, amounted to $1,013 million.

Cash and marketable securities amounted to $3.3 billion as of December 31, 2007.

Shareholders equity on December 31, 2007 reached $13.7 billion, up by $805 million from September 30, 2007.  Nearly one third of the increase in shareholders equity in the quarter reflects a positive foreign currency effect.

For the fourth quarter of 2007, the share count for the fully diluted earnings per share calculation was 834 million shares.  As of December 31, 2007, and going forward, Teva's share count for the fully diluted share count calculation is estimated at 837 million shares.

Dividend

The Board of Directors, at its meeting on February 11, 2008, declared a cash dividend for the fourth quarter of 2007 of NIS 0.45 (approximately 12.4 cents according to the rate of exchange on February 11, 2008) per share, up from NIS 0.40 in the previous quarter.  This compares with the 10 cents third quarter dividend and an average of 9.7 cents for the first three quarters of 2007.

The record date will be February 20, 2008, and the payment date will be March 6, 2008.  Tax will be withheld at a rate of 16.5 percent.

Conference Call

Teva will host a conference call to discuss the Company`s fourth quarter and full year results as well as its guidance for 2008 and 2009, on Tuesday, February 12, 2008, at 8:30 a.m. ET.  The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com.  Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company`s web site.  A replay of the call will also be available until February 19, 2008 at 11:59 ET, by calling (201) 612-7415 outside the United States or (877) 660-6853 in the United States.  The pass code to access the replay is: Account # 3055 and Conference ID# 271953.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: whether and when the proposed acquisition of CoGenesys will be consummated, whether and when Teva will obtain HSR approval for the acquisition and any conditions that could be imposed in connection with such approval, Teva's ability to rapidly integrate CoGenesys' operations with its own operations, the diversion of management time on merger-related issues, and Teva and CoGenesys' ability to successfully develop and commercialize biopharmaceutical products, Teva's ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® Famvir®, and Protonix®, Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Consolidated Statements of Income

(Unaudited, U.S Dollars in millions, except earnings per share)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
NET SALES	2,576	2,277	9,408	8,408
COST OF SALES	1,229	1,174	4,531	4,149
GROSS PROFIT	1,347	1,103	4,877	4,259
RESEARCH AND DEVELOPMENT EXPENSES - net	168	137	581	495
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	518	478	1,901	1,572
ACQUISITION OF R&D IN PROCESS	-	47	-	1,295
LITIGATION SETTELMENT, IMPAIRMENT AND RESTRUCTURING EXPENSES	-	66	-	96
OPERATING INCOME	661	375	2,395	801
FINANCIAL EXPENSES (INCOME) - net	3	(4)	42	95
INCOME BEFORE INCOME TAXES	658	379	2,353	706
PROVISION FOR INCOME TAXES	84	(78)	397	155
	574	457	1,956	551
SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES- net	(5)	2	(3)	(3)
MINORITY INTERESTS - net	1	1	(1)	(2)
NET INCOME	570	460	1,952	546

EARNINGS PER SHARE: Basic ($)	0.74	0.60	2.54	0.72
Diluted ($)	0.69	0.56	2.38	0.69
WEIGHTED AVERAGE NUMBER OF SHARES: Basic	774	768	768	756
Diluted	834	832	830	805

ADJUSTED NET INCOME:*	570	433	1,952	1,867
ADJUSTED EARNINGS PER SHARE:* Basic ($)	0.74	0.56	2.54	2.47
Diluted ($)	0.69	0.53	2.38	2.30

WEIGHTED AVERAGE NUMBER OF SHARES: Basic	774	768	768	756
Diluted	834	832	830	822

*See reconciliation attached

Reconciliation Between Reported and adjusted Net Income

(Unaudited, U.S Dollars in millions, except earnings per share)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
REPORTED NET INCOME	570	460	1,952	546
ACQUISITION OF R&D IN PROCESS		29		1,277
INVENTORY STEP - UP		-		95
IMPAIRMENT AND RESTRUCTURING EXPENSES		16		46
ACQUISITION OF R&D IN PROCESS IN ASSOCIATED COMPANIES		19		25
LITIGATION SETTLEMENT		50		50
RELEASE OF PRIOR YEARS` INCOME TAX PROVISIONS AND TAX APPLICABLE TO THE ABOVE ITEMS		(141)		(172)
ADJUSTED NET INCOME	570	433	1,952	1,867

DILUTED EARNINGS PER SHARE: REPORTED ($)	0.69	0.56	2.38	0.69
ADJUSTED ($)	0.69	0.53	2.38	2.30

Condensed Balance Sheet

(U.S Dollars in millions)

	December 31,	December 31,
	2007	2006
ASSETS
CURRENT ASSETS	9,859	7,640
INVESTMENTS & OTHER ASSETS	712	613
FIXED ASSETS - net	2,515	2,193
INTANGIBLE ASSETS - net	1,919	1,987
GOODWILL	8,407	8,038
TOTAL ASSETS	23,412	20,471

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	5,371	4,071
LONG-TERM LIABILITIES	4,281	5,223
MINORITY INTERESTS	36	35
SHAREHOLDERS` EQUITY	13,724	11,142
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	23,412	20,471

Three Months Ended December 31,		% Change	% of Total
2007	2006		2007
(Unaudited, U.S Dollars in millions)

Sales by Geographical Areas
North America	1,501	1,336	12%	58%
Europe*	643	557	15%	25%
International	432	384	13%	17%
Total	2,576	2,277	13%	100%

Sales by Business Segments
Pharmaceutical	2,436	2,125	15%	95%
A.P.I.**	140	152	(8%)	5%
Total	2,576	2,277	13%	100%

Pharmaceutical Sales
North America	1,435	1,252	15%	59%
Europe*	601	513	17%	25%
International	400	360	11%	16%
Total	2,436	2,125	15%	100%

*  Western Europe and Hungary

** Sales to third parties only

Twelve Months Ended December 31,		% Change	% of Total
2007	2006		2007
(U.S Dollars in millions)

Sales by Geographical Areas
North America	5,428	5,065	7%	58%
Europe*	2,403	2,036	18%	25%
International	1,577	1,307	21%	17%
Total	9,408	8,408	12%	100%

Sales by Business Segments
Pharmaceutical	8,847	7,821	13%	94%
A.P.I.**	561	587	(4%)	6%
Total	9,408	8,408	12%	100%

Pharmaceutical Sales
North America	5,162	4,759	8%	58%
Europe*	2,245	1,850	21%	25%
International	1,440	1,212	19%	17%
Total	8,847	7,821	13%	100%

*   Western Europe and Hungary

** Sales to third parties only

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: February 12 , 2008

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